EXHIBIT 12

STONEPATH GROUP, INC.
Computation of the Ratio of Earnings to Fixed Charges
Regulation S-K Item 503(d)

Six Months Ended June 30, 2005
EARNINGS
Pre-tax income (loss) from continuing operations before minority interests or income/(loss) from equity investees	$(6,133,447)
Add: Fixed charges
Add: Amortization of capitalized interest	—
Add: Distributed income of equity investees	—
Add: Share of pre-tax losses of equity investees	—
Less: Interest capitalized	—
Less: Preference security dividend requirements of consolidated subsidiaries	—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(605,102)
TOTAL EARNINGS	$(6,738,549)

FIXED CHARGES
Interest expensed and capitalized	$1,194,354
Add: Amortized premiums, discounts and capitalized expenses related to indebtedness	170,672
Add: Estimate of the interest within rental expense (a)	1,903,528
Add: Preference security dividend requirements of consolidated subsidiaries (pre-tax)	—
TOTAL FIXED CHARGES	$3,268,554

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS	(2.06)
DEFICIENCY	$10,007,103

(a) Total rent expense	$5,768,266
Percentage	33%
Estimated interest portion of rent expense	$1,903,528